Via EDGAR

United States Securities and Exchange Commission

100 F street, N.E.

Washington D.C., 20549-7010

Att: Chambre Malone or Dieter King

July 11, 2011

Dear Ms. Malone or Mr. King:

Please see our responses to your letter dated July 1,2011 as follow:

Re: Great Wall Builders Ltd.,

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed September 24, 2010

form 10-Q for the Period ended September 30, 2010, December 31, 2010 and

March 31, 2011

File No. 333-153182

Form 10-K/A for the Fiscal Year Ended June 30, 2010

Form 10-Q/A for fiscal Quarters Ended September 30, 2010, December 31, 2010 and March 31, 2011

Exhibit 31

1. We note your response to comment two in our letter date June 10, 2011. In response to our comment your have omitted the first line of the certification rather than simply omitting the title of the certifying individual. In future filings, please provide the certification Exactly as provided in time 601(b)(31) of Regulation s-K.

Reponse:: We have made appropriate revisions based on Item 601(b)(31) of Regulation S-K.

The Company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing:
  staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filings; and
  the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

For any future comments, please forward a fax copy to : Fax: 281-575-6983

Att: Tian Jia

Sincerely yours,

/s/ Tian Jia

CEO/CFO